October 17, 2022

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Ms. Lithotomos:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on September 27, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 875, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 24, 2022, for the purpose of re-naming the WisdomTree CBOE S&P 500 PutWrite Strategy Fund as the WisdomTree PutWrite Strategy Fund (the “Fund”) and making corresponding material changes to the Fund’s investment objective and principal investment strategies. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please update all material or otherwise missing, incomplete or omitted information.

Response: The Registrant confirms all missing information will be included in the Fund’s next Post-Effective Amendment.

2.	Comment: Please confirm supplementally that there are no changes to the Fund’s fees and expenses as a result of the change in the Fund’s investment objective and principal investment strategies.

Response: The Registrant so confirms.

3.	Comment: Please revise the Fund’s 80% investment policy to include the amount of any of the Fund’s borrowings for investment purposes.

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel

Response: The Registrant notes that the Fund’s investment policy to invest, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) in Index components (and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities) is not a Rule 35d-1 names rule policy. Instead, the Fund’s 80% investment policy derives from the Trust’s prior exemptive relief for index ETFs. Although the Fund now relies on Rule 6c-11, the Fund has continued to comply with this 80% investment policy. Accordingly, the Registrant respectfully declines to revise the Fund’s 80% investment policy.

4.	Comment: Please confirm if the Fund, the Registrant or the Adviser are affiliated with the Index Provider, Volos Portfolio Solutions, Inc.

Response: The Registrant confirms that Volos Portfolio Solutions, Inc., the Index Provider, is not an affiliate of the Fund, the Registrant or the Adviser.

5.	Comment: In the second paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, the Fund defines the SPDR S&P 500 ETF Trust as the “Underlying ETF.” Please consider using a different term as the Fund is not operating as a fund-of-funds.

Response: The Registrant has made the requested change and is using the defined term “SPY”.

6.	Comment: In the second paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, please revise the disclosure to clarify when the description refers to the Index and when it refers to the Fund’s strategy in seeking to track the Index.

Response: The Registrant has made the requested changes to provide this clarification.

7.	Comment: Please provide the Staff with a copy of the Fund’s index methodology as part of this response letter.

Response: The Registrant has included a copy of the Fund’s index methodology herein as Exhibit A.

8.	Comment: In the third paragraph of the “Principal Investment Strategies of the Fund” section of the Prospectus, the disclosure notes that the Index references two SPY Puts with different expiration dates. Please clarify the disclosure to note how far apart the different expiration dates will be.

Response: The Registrant has revised the disclosure to note that the expiration dates are two weeks apart.

9.	Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section of the Prospectus is overly technical. Please consider revising the disclosure so that it is in plain English and more understandable.

Response: The Registrant has made the requested changes.

10.	Comment: The Staff notes that options are derivatives. Accordingly, please consider revising the “Principal Investment Strategies of the Fund” section of the Prospectus to make this clear.

Response: The Registrant has made the requested changes.

11.	Comment: Please confirm supplementally that derivatives will be included for purposes of the Fund’s 80% policy. The Staff notes that the Fund’s 80% policy is an asset-based test and derivatives should be valued on a mark-to-market basis. Accordingly, please revise the Fund’s disclosure to reflect that derivatives are included in the Fund’s 80% policy and derivatives are valued on a mark-to-market basis.

Response: As noted in the response to Comment 3, the Fund’s 80% policy is not a Rule 35d-1 policy, and therefore, we do not believe the Staff’s comment is applicable.

12.	Comment: The Staff notes that in the “Fund Performance” section of the Prospectus, the Fund’s Average Annual Total Returns table compares the Fund’s performance to that of the CBOE S&P 500 PutWrite Index, the Fund’s prior underlying index. Please clarify this inclusion.

Response: The Registrant confirms that the CBOE S&P 500 PutWrite Index, the Fund’s prior underlying index, is included in the Fund’s Average Annual Total Returns table because the table reflects the Fund’s performance prior to December 31, 2021, during which time the Fund tracked that Index As noted in the footnote to the table, the Fund’s underlying index will change on or about October 24, 2022. As a result, in the future, when the table reflects the Fund’s performance for the period ended December 31, 2022, the Fund will compare its performance to that of a spliced index that reflects the performance of the CBOE S&P 500 PutWrite Index prior to October 24, 2022 and the performance of the Volos US Large Cap Target 2.5% PutWrite Index thereafter.

* * * * *

Sincerely,

/s/Joanne Antico

Joanne Antico, Esq.

Secretary

cc:	Angela Borreggine, Esq. (WisdomTree) W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP) K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

Exhibit A

Index Methodology

Index Description for the Volos US Large Cap Target 2.5% PutWrite Index™

Index Overview

The Volos US Large Cap Target 2.5% PutWrite Index™ (*VULPW25* or the *Index*) tracks the performance of a systematic collateralized PutWrite strategy. At any point in time the strategy has two short put options on SPDR® S&P 500® ETF Trust, with different expiration dates, and a collateral account that accrues interest at a theoretical Treasury Bill rate on a daily basis.

The put options are closed out one week prior to their expiry, and newly selected put options are notionally sold on the same day, a process known as "rolling". Twice a month, when the puts option are closed out, new put options are selected such that it has a target expiration date of either the first Friday or the third Friday of the following month and an exercise price that is the greater of the at-the-money put option or the put option that has a premium closest to 2.5%.

Index Parameters

Volos US Large Cap Target 2.5% PutWrite Index™ Index Parameters:

	Reference Component	Symbol	Target Exposure per Tranche
1	SPDR® S&P 500® ETF Trust	SPY	-50%

Index Calculation

Index values are calculated on a daily basis in accordance with the following formula:

$$I_t = \sum_{i=1} (Unit_{i,t} \times Price_{i,t}) + Collateral_t$$

Where: I_t= the Index Value for time t; $Unit_{i,t}$ = the number of units of Index Component i for time t; $Price_{i,t}$= the price of the of Index Component i for time t; $Collateral_t$= the value of the Collateral Account for time t.

Collateral Account

The Collateral Account accrues on a daily basis at a rate the 3 month Treasury constant maturity rate as published by the Federal Reserve, or the United States, for such day.

Periodic Events

Rolling Options

The Index comprises of two option tranches (each a *Tranche*), each one consisting of a short put options. The put option of each Tranche is closed out each month, one week prior to its expiry, and newly selected put options, with a target expiration date of either the first Friday or the third Friday following the relevant month, are notionally entered into on the same day (a *Roll Day*).

The proceeds of the hypothetical sale of the new put options are credited to the Collateral Account which also finances the hypothetical re-purchase of the old put options being closed out.

Page 1 of 3

Page 2 of 3 Selecting New Options For each Roll Day of a Tranche, the new put options (each an Index Component) are determined for the Reference Component. The parameters for the short put optiosn are: Expiration Month: Either the next first Friday in the case of Tranche A, or the next third Friday in the case of Tranche B, following the relevant calendar month Exercise Price: The higher of the exercise price of the listed put options for the Reference Component, with the relevant expiration month, that a) is closest to but greater than or equal to the official daily price of the Reference Component for that day or b) has an bid price that is closest to 2.5% multiplied by the official daily price of the Reference Component for that day. Target Exposure For each Roll Day for a Tranche the number of units for the new put options are determined to be the target exposure of -50% multiplied by the sum of a) the notional value of the put options of the non-rolling tranche for that day (the number of units as of the prior day multiplied by the price for that day) and b) the value of Collateral Account for that day (including the hypothetical cost of closing out the old put options, but without any adjustment in respect of the new put options), all divided by the sum of the price of the Reference Component plus the target exposure (of -50%) multiplied by the ask price for such put option. Index Roles Index Administrator: Volos Portfolio Solutions, Inc Index Calculator: Volos Portfolio Solutions, Inc Index Values & Data Daily Index values are calculated each business day, after the close of listed options markets. and are made available on the Volos website https://www.volossoftware.com/.

Page 3 of 3 Disclosures The Index described in this document are designed to represent a systematic rules-based options strategy. In the construction of the Index there are certain assumptions, in respect of the financial instruments referenced either directly or indirectly in the Index, regarding liquidity, transaction costs, margin requirements, taxes, the ability for transactions to be executed at required times and prices. However, there is no guarantee that a market participant attempting to replicate the Index or strategy based on the Index will be able to execute all of the required transactions in the required size and at the required time and price to accurately replicate the Index or strategy. Actual transaction costs could be significantly higher than transaction costs assumed in the calculation of any particular Index. The information in this document is provided for general education and information purposes only. No statement within this document, or related documents, should be construed as a recommendation to buy or sell a security or to provide investment advice. The Index and all other information provided by Volos and its affiliates and their respective directors, officers, employees, agents, representatives and any third party providers of information (the Parties) in connection with the Index (collectively Data) are presented "as is" and without representations or warranties of any kind. The Parties shall not be liable for loss or damage, direct, indirect or consequential, arising from any use of the Data or action taken in reliance upon the Data. Any investors should consult their tax advisor to determine how taxes affect the outcome of contemplated options transactions or other transactions if replicating the Index or strategy based on the Index. Past performance may not be indicative of future returns. The full timeseries of the Index may contain back-tested data, prior to when the Index was launched. Back-tested performance information is purely hypothetical and is provided in this document solely for information purposes. Back-tested performance does not represent actual performance and should not be interpreted as an indication of actual performance. Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options, also known as the options disclosure document (ODD). Copies of the ODD are available from your broker, by calling 1-888-OPTIONS, or from The Options Clearing Corporation, One North Wacker Drive, Suite 500, Chicago, Illinois 60606. Neither Volos Portfolio Solutions Inc (Volos) nor any of its principals, directors, employees or representatives is providing you any investment advice through your use of our website or our software. Volos is not an investment adviser, and is not registered with the Securities and Exchange Commission or any state regulator, and by using this Index you will not be an advisory client of, or otherwise have an advisory relationship with Volos. Volos does not endorse or recommend the purchase or sale of any securities. You are responsible for all aspects of your use of the Index including any decisions about whether to buy or sell securities as a result of using the Index. Volos is not a registered broker-dealer and is not regulated by the Financial Industry Regulatory Association (FINRA). Securities trading, including options trading, entails significant risk and is not appropriate for all investors. Certain complex options strategies carry additional risk. Investments in securities involve the risk of loss, including total loss of an investment. ©2022 Volos Portfolio Solutions, Inc. All rights reserved